February 8, 2019

Stephen A. Vogel
Chief Executive Officer
Tuscan Holdings Corp.
135 E. 57th St. , 18th Floor
New York, NY 10022

       Re: Tuscan Holdings Corp.
           Draft Registration Statement on Form S-1
           Submitted December 7, 2018 and Amended January 9, 2019
           CIK No. 0001760689

Dear Mr. Vogel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form S-1 amended January 9, 2019

Calculation of Registration Fee, page i

1. Please revise footnote (3) to track the language of Rule 416 of the Securities Act of 1933.
       Alternatively, confirm your understanding that Rule 416 covers only securities issuable pursuant to transactions like those specified in Rule 416 and would not, for example, cover stock issuable as a result of a market-based conversion formula.
Prospectus Summary, page 1

2. We note your disclosure regarding management experience. Ensure that the experience you elect to highlight in your prospectus summary is balanced, including any experience with similarly situated companies that did not complete a business combination, resulted
 Stephen A. Vogel
FirstName LastNameStephen A. Vogel
Tuscan Holdings Corp.
Comapany NameTuscan Holdings Corp.
February 8, 2019
February 8, 2019 Page 2
Page 2
FirstName LastName
         in losses for investors, or completed an initial business combination after changing provisions in instruments defining investor rights or protections disclosed during the IPO.
Effecting a Business Combination, page 2

3. Please revise each of your references to the 80% requirement to make clear, if true, that the requirement will not apply if your securities are not subject to the NASDAQ rules, whether because you do not meet the listing or maintenance criteria or because you voluntarily choose to delist from the NASDAQ.
JOBS Act, page 4

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Offering, page 6

5. Please expand the appropriate section to explain what you mean by the term "equity-
         linked securities" mentioned on page 7.
If third parties bring claims against us..., page 19

6. Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, and your escrow agent provide a waiver?
If we do not file and maintain a current and effective prospectus..., page 21

7. If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock. Management, page 62

8. Please ensure that the information in this section is balanced, with equally prominent explanation of transactions or entities that generated losses for investors.
Principal Stockholders, page 69

9. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.
 Stephen A. Vogel
Tuscan Holdings Corp.
February 8, 2019
Page 3
10. Please confirm to us, if true, that Mr. Vogel is the only managing member of your sponsor. Alternatively, revise footnote (3) to name all managing members of your sponsor.
Underwriting Discount, page 87

11. We note your disclosure in the first paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.
        You may contact David Burton at 202-551-3626 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz,
Assistant Director, at 202-551-3528 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen A. Vogel
                                                           Division of
Corporation Finance
Comapany NameTuscan Holdings Corp.
                                                           Office of
Electronics and Machinery
February 8, 2019 Page 3
cc:       Jeffrey M. Gallant
FirstName LastName